[redacted]

08029106

TES
GE COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
112

SEC FILE NUMBER
8- 48306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Petersen Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broadway, 13th Floor
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bertram Riley (212) 363-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PETERSEN INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2007

(With Independent Auditor's Report Thereon)

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2007

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Petersen Investments, Inc.

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen Investments, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2008

PETERSEN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	353,046
Deposit with clearing broker (cash) (Note 10)		100,000
Receivable from clearing broker (Note 10)		424,252
Property and equipment (less accumulated depreciation of $89,314) (Note 7)		88,793
Deposits receivable		19,719
Prepaid expenses		22,239
TOTAL ASSETS	$	1,008,049

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker (Note 10)	$	2,339
Accounts payable and accrued expenses		312,679
Corporate tax payable		44,000
SBA loan payable		6,316
Total Liabilities		365,334
Commitments and contingent liabilities (Note 9)		-
Stockholder's equity		
Common stock, without par value, authorized 2500 shares, issued and outstanding 100 shares		3,680
Paid-in capital		263,958
Retained earnings		375,077
Total Stockholder's Equity		642,715
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,008,049

The accompanying notes are an integral part of these financial statements.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer who carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the related lease of 5 years. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Fair Value of Financial Instruments

The carrying value of financial instruments including receivable and payable from/to clearing broker, accounts payable and accrued expenses and taxes payable, approximates their fair value due to the relatively short-term nature of these instruments. The SBA loan payable approximates fair value as the obligation was negotiated at a market rate.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income.

NOTE 3- CASH AND CASH EQUIVALENTS

Cash at December 31, 2007 included the following:

Cash in bank	$	166,587
Pro-checking money market at clearing broker		186,459
	$	353,046

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey State taxing authorities in 1997 and New York State in 2003. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
Local	$ 44,000	$ -	$ 44,000

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was $508,235 which was $484,035 in excess of its required net capital of $24,200. The Company's aggregate indebtedness to net capital ratio was 0.71

NOTE 6- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2007:

Automobile	$ 88,897
Furniture and fixtures	19,693
Computers	63,503
Equipment	6,014
	178,107
Less accumulated depreciation and amortization	(89,314)
	$ 88,793

NOTE 8- COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into a lease agreements for office space that expire through September 30, 2008 and an automobile that expires in March 2010. The Company also rents storage space on a month to month basis. Rental expense for 2007 was $121,221. Remaining commitments under the operating leases are as follows:

Year Ending December 31,		Amount
2008	$	78,926
2009		7,068
2010		1,767
	$	87,761

NOTE 9- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from and payable to the clearing broker at December 31, 2007, consist of the following:

		Receivable		Payable
Deposit at clearing broker	$	100,000	$	-
Receivable from clearing broker		424,252		-
Payable to clearing broker		-		2,339
	$	524,252	$	2,339

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

END